                                     [LOGO]

                                                                Exhibit 99.4

                                                                EXHIBIT "D"

                    FOR:            BIOVAIL CORPORATION INTERNATIONAL

                    APPROVED BY:    Eugene Melnyk
                                    Chairman of the Board
                                    Bob Podruzny
                                    Chief Financial Officer
                                    (416) 285-6000

                    CONTACT: Investor Relations: Donna Stein/ Dan Durkin/Cindy Hintelmann
                                    Press: Michael McMullan
                                    Morgen-Walke Associates
                                    (212) 850-5600


FOR IMMEDIATE RELEASE

           BIOVAIL CORP. ANNOUNCES THE SIGNING OF EUROPEAN LICENSING
                   AGREEMENTS GOVERNING THREE MARKETS FOR ITS
                          ONCE DAILY DILTIAZEM PRODUCT

- - THE DUPONT MERCK PHARMACEUTICAL COMPANY APPOINTED EXCLUSIVE MARKETER FOR THE UNITED KINGDOM AND IRELAND; LABORATORIOS ALTER SIGNS AGREEMENT FOR SPAIN - -

     TORONTO, Canada, November 5, 1996 --- Biovail Corporation International (AMEX, TSE:BVF) today announced the signing of licensing agreements covering three key European territories for the Company's once daily formulation of the calcium channel blocker Diltiazem (U.S. Trade Mark: Tiazac(R), a medication for the treatment of angina pectoris and hypertension.

     The Company commented that Product launches are expected in the first half of 1997 and will include all five currently available doses. Further negotiations related to other European marketing agreements are ongoing. Announcements concerning these additional European licenses are expected in the near term.

     Biovail has signed an exclusive marketing agreement for its once daily Diltiazem product with The DuPont Merck Pharmaceutical Co. for the United Kingdom and Ireland. Revenues from both agreements will be derived from Biovail's sales transfer price of both trade and sample supplies.

                                    - more -

                                     [LOGO]

     The DuPont Merck Pharmaceutical Company is a worldwide, research-based pharmaceutical company. Formed in 1991 as a partnership between DuPont and Merck & Co., Inc., DuPont Merck is focused on research, development and delivery of pharmaceuticals to treat unmet medical needs in the fight against cardiovascular, central nervous system and inflammatory diseases, cancer and AIDS. The company is also a leader in radiopharmaceuticals.

     Biovail has also entered into a similar licensing agreement for its product in Spain, Laboratories Alter, a billion dollar privately held Spanish conglomerate with operating business entities in both ethical and OTC pharmaceuticals, as well as infant nutritionals and cosmetics, has been appointed the exclusive licensee for Biovail's once daily Diltiazem. Alter's Pharmaceutical portfolio is dominated by products competing in the cardiopulmonary and gastrointestinal market segments.

     Eugene Melnyk, Chairman of the Board, commented, "We are very excited about these two initial marketing agreements covering the United Kingdom, Ireland and Spain. The U.K. and Spain account for two of the four major European Markets we are targeting for our product. The European community at large represents a growing market for our Diltiazem formulation. The E.C. represents collectively a $2.3 billion calcium channel blocker market, of which Diltiazem accounts for $400 million in increasing annual revenues. Tiazac was launched in the U.S. last February and sales continue to trend upward; we are pleased with the progress of the product to date and expect the upcoming European sales to contribute positively to this trend."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

     This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, reliance on key strategic alliances, availability of raw materials, the telecommunications regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.